MONTMINY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

ASSETS		
Cash and cash equivalents	$	2,932,056
Related party receivable		6,843,122
TOTAL ASSETS	$	9,775,178

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	-
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		9,775,178
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	9,775,178